Filed by Silver Spike Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Silver Spike Acquisition Corp.

Commission File No. 001-39021

Date: December 10, 2020

The following is a transcript of an interview Chris Beals, the Chief Executive Officer of WM Holding Company, LLC, gave to TD Ameritrade:

PRESENTATION

Nicole Petallides

--Corp SSPK, which is jumping. So tell us why Weedmaps seems to be such a great company with profitability over a decade. That's something that's very notable. When we hear about new companies, the first question is often about profitability. You don't seem to have to worry about that. What's Weedmaps, and why do you think investors will like it at this time?

Chris Beals

Yeah, thanks for having me. So yeah, as you noted, one of the things I'm really proud of, we've driven a 40% CAGR over the last five years, on track to do $160 million in revenue, $35 million in EBITDA this year. And we've been profitable for our entire 12-year history.

In terms of what WM Holdings has, we're really two pieces. On one side, we have sort of the Weedmaps platform, which is the largest proprietary marketplace for cannabis. We're taking over 10 million monthly active users who are actual cannabis consumers. Folks who consume cannabis monthly are less than 10% of the population. Over 90% of our users consume monthly, over 70% daily. And we're meshing them up against 18,000 business listings, brands and retailers.

But the thing that's notable is there's almost no normalized brand product data, SKU data, things like MSRP. And so we've spent the last 10 years building up data wells, normalizing data, doing machine learning as well as integrating with not only our own POS solution but most of the major third-party POS solutions in the space, to provide the requisite data to drive conversion. And so we see that manifest with almost a 15% conversion rate and over a $1.5 billion run rate GMV across our suite of software.

But realizing that sort of one of the biggest pain points in the cannabis space was, frankly, a SaaS solution set to sort of act as an operating system for these businesses to enable them to, one, feed the requisite data and to make the marketplace work. And then two, to help these businesses deal with this crippling level of regulation that exists where each state and province sets its own laws and regs for things like real-time GPS tracking for delivery and things like that. We support that all through our WM business suite, which is essentially a business in a box.

Nicole Petallides

It's very exciting. I'd like to know also the timing. What is the timing of when this will close and come to market? Will it be the NASDAQ, the NYSE? What's the plan for this?

Weedmaps CEO Chris Beals and Nicole Petallides of TD Ameritrade

Thursday, December 10, 2020

Chris Beals

Yeah. So we will be listed on NASDAQ and the--we signed today. The timing for closing will be in the first half of the year, likely in Q2.

Nicole Petallides

Okay, so at the NASDAQ in the first half, maybe in the second quarter of 2021. So when you want to continue to make money and to grow, is this company--and I'm trying to do it in a way that we can understand it. You're talking about MSRPs at different places.

So are you going to be like an Amazon providing stuff? Are you a Yelp, basically reviewing stores or places that I can get marijuana? Or are you real estate where I know it's a square foot. This is how much it is a square foot. You're getting data, proprietary data, which is very valuable.

Chris Beals

Yeah. So the thing that's worth noting, if you take the marketplace, imagine if Amazon existed but there were just images, or there were just a word description title. There was no data to back that up. What we're doing in integrating is, well, what's the pricing? We're aggregating and meshing sort of normalized brand and SKU data across. We're taking crowd-source consumer feedback from verified purchasers of how product smells, tastes, what its described clinical effect is. We need to put all of this data together and then put discovery pathways on top.

Because I think unlike traditional consumer goods, you have to keep in mind that cannabis although not FDA regulated is, for all intents and purposes, a fairly complex pharmaceutical product with a wide range of clinical effects. And so we have to support normalized discovery pathways and drive them down--a consumer down to a place where they can transact and purchase from a retailer.

Nicole Petallides

How will you make money? How do you make money? Are you going to make money when I go on that and I say, oh, look, ABC Weed Company in XYZ Town seems great. The product seems great; the price seems right up my alley. I click on a link that brings me there. Is that how you make the money in the end? How do you make money?

Chris Beals

So we charge $500 a month for this business in a box. So think of that as kind of a base SaaS pricing tier where they can get a POS solution, the delivery and logistics and orders fulfillment solution. An e-commerce, Shopify type embed, so they can compliantly receive orders on their own website. A V1 Analytics product, a wholesale exchange where they can repurchase product from brands that are participating in that platform.

So that's basically--what we're providing for $500 a month would cost many times that if you were to buy the pieces individually. And separately, the connection points between those pieces of software is really where your compliance goes to die in this highly regulated space.

In connection with that on the marketplace, to the extent a business wants to appear more prominent or generate more demand, and we're by far the cheapest way, in my view, of obtaining consumer demand with what I believe is the highest conversion rate. We've got almost 15% conversion rate. Businesses can pay to appear more prominently or try and aggregate more demand, but ultimately what we're doing is taking the data and normalizing it,

Weedmaps CEO Chris Beals and Nicole Petallides of TD Ameritrade

Thursday, December 10, 2020

and providing a smooth and clean shopping experience for consumers with this really complex consumer (INAUDIBLE).

This interview is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC (“WMH”) and Silver Spike Acquisition Corp. (“Silver Spike”) and related transactions and for no other purpose.

Forward Looking Statements

This interview includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WM's go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this interview, and on the current expectations of WM’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WM; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WM’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WM’s ability to manage future growth; WM’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WM’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WM’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the

Weedmaps CEO Chris Beals and Nicole Petallides of TD Ameritrade

Thursday, December 10, 2020

heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WM’s expectations, plans or forecasts of future events and views as of the date of this presentation. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WM’s assessments as of any date subsequent to the date of this interview. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the proposed extension of the date by which Silver Spike must consummate an initial business combination, Silver Spike filed with the SEC a proxy statement, dated December 10, 2020 (the “Extension Proxy Statement”).

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read, once available, the Extension Proxy Statement, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive Extension Proxy Statement or proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Weedmaps CEO Chris Beals and Nicole Petallides of TD Ameritrade

Thursday, December 10, 2020

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination will be set forth in Silver Spike’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC on August 9, 2019. Additional information regarding the participants in Silver Spike’s Extension Proxy Statement and also will be included in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This interview does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Weedmaps CEO Chris Beals and Nicole Petallides of TD Ameritrade

Thursday, December 10, 2020